Exhibit 5.9

November 5, 2018

TO: First Majestic Silver Corp.

Dear Sirs/Mesdames:

Re:	First Majestic Silver Corp.

In connection with the Registration Statement on Form F-10 (File No. 333-227855) of First Majestic Silver Corp. (the “Registration Statement’’), I hereby consent to the references in the Registration Statement to my name and to the use of the statements made by me relating to (i) mineral resource estimates for the San Dimas mine as set out in the annual information form of Primero Mining Corp. for the year ended December 31, 2017 and dated March 28, 2018 and (ii) scientific and technical information after April 18, 2014 for the San Dimas mine as set out in such annual information form, in each case included or incorporated by reference in the Registration Statement.

Sincerely,

/s/ Dave Laudrum
Dave Laudrum, P. Geo.